Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
The Registrant owns all of the issued and outstanding shares of capital stock of each of the following corporations:
CR Chromcraft, Inc., a Delaware corporation
CR Home Occasional, Inc., a Tennessee corporation
CR Home, Inc., a South Carolina corporation
CRI Realty Company, LLC, an Indiana limited liability company